Exhibit 6.3

MCW PHARMACEUTICALS, INC

(a subsidiary of Global Cancer Technology in formation)

Shareholder Agreement

This agreement, made and entered into as of May 17th, 2018 by and among Global Cancer Technology, Inc., whose address is: 16776 Bernardo Center Drive # 203 San Diego, CA 92128 (hereinafter referred to as "GCT"), and Milan Makale and Wolf Wrasidio, (collectively called ‘Founding Partners’) and utilizing the common address of: The John Moores Cancer Center, 3855 Health Sciences Drive, La Jolla, CA 92037. Together GCT and the Founding Partners come together to form MCW PHARMACEUTICALS, Inc. ("the Corporation"), which will be filed in the State of Montana.

W I T N E S S E T H:
WHEREAS, all the issued shares and outstanding stock of the Corporation are owned in the following percentages:

GCTL	51%
Founding Partners
Milan Makale:	24.5%
Wolf Wrasidio:	24.5%

(1)	Upon the sale of the Corporation, GCT will dilute its share ownership to be equal with all shareholders so that distributions are split evenly amongst GCT and the Founding Partners. This would have GCT and Founding Partners each owning 33.333% of the shares.

GCT:	33.333%

Founding Partners
Milan Makale:	33.333%
Wolf Wrasidio:	33.333%

•	GCT and Founding Partners recognize that there will be dilution of shares based on the amount of equity money raised to finance the company. The company intends to raise $1 million in a convertible note and $2 million in a Series A round. The $3 million in the Series A round will be an equity investment. Terms and amount of dilution will be negotiated when funding is available.

*****************************************************************************************************

WHEREAS, the Shareholders hereto deem it to be in the best interest of the Corporation to act together concerning the management of the Corporation as well as to make provision for the contingency of the death or disability of any Shareholder and to set forth the manner and method by which a Shareholder may sell his stock during his lifetime.

NOW, THEREFORE, IT IS MUTUALLY AGREED AS FOLLOWS;

MANAGEMENT AND OPERATION OF THE CORPORATION

A       Directors and Officers and Responsibilities. For the duration and term of this Agreement, the Board of Directors will consist of 3 individuals. One will be one of the Founding Partners and 2 positions will be chosen by Global Cancer technology, Inc.

1

Founding Partners elects: Mr. Milan Makale

GCT elects: Mr. John Clark and a nominee to be named

The Management and Officers of the Corporation shall be:

Mr. John Clark-CEO and Secretary/Treasurer

Responsibilities of GCT:

(a) To provide the Corporation with an exclusive license held by Global Cancer Technology, Inc, from the Regents of the University of California dated November 14th, 2016 and best described as: SD2016 342 “Modification of UCN-01 for improved PK”.

(b) To provide pre-clinical and clinical trial funding

Responsibilities of the Founding Shareholders: The following responsibilities are expected of the Founding Partners:

(a) Use, develop and test the Technology;

(b) assist in the development of products and Technology for commercial use and provide and develop feedback and know-how related to Products and the Technology;

(c) attend meetings as requested from time to time by the Company, to discuss, among other subjects, corporate and Product strategy;

(d) provide the Company with access to Shareholder’s network of contacts to further the Company’s business by, among other things, recommending and introducing key potential strategic business partners, employees and customers;

(e) allow the Company to use Shareholder’s name and summary biography in materials promoting the Company, Products or services.

B       Voting. All decisions within the ordinary course of business shall be made by the management of the corporation. In addition, for the purposes of selling, terminating, liquidating, entering loans or changing the basic purposes of the Corporation, the quorum and voting requirements shall be 100 percent of all shareholders and/or directors. All other actions of the corporation require at first, a 2/3rds majority consent of the Board of Directors and second, a majority consent of greater than 50% of the common shareholders.

C       Checks. All cash, checks and instruments for the payment of monies are to be deposited in the Corporation's bank account. Initially, all checks drawn upon such account are to be signed by the CEO until such time that the company has progressed to designate the Secretary/treasurer as responsible for all matters related to the corporation’s bank account.

D	Salaries and Bonus. Based on available funding and operational profitability, management will agree to draw salaries and implement a bonus incentive program for the corporation as voted upon by the Board of Directors of the Corporation.

E	Employment. Management agrees to work exclusively for the Corporation. No Management party or employee shall be permitted to own an interest in, operate, join, control, participate in directly or indirectly, or be connected as an officer, employee, agent, independent contractor, partner, stockholder or principal of or in any corporation, partnership, firm, association, person or other entity soliciting orders for, selling, distributing or otherwise marketing products, goods, equipment and/or services which directly or indirectly compete with the business of the Corporation, without the express written consent of the other, which consent shall not be unreasonably withheld. Management shall provide such services to the operation of the Corporation and Corporate business as shall be deemed proper and necessary, including keeping each other informed of all letters, accounts, writings and other information which shall come to their attention concerning the business of the Corporation. Management shall keep or cause to be kept full records of each transaction of the Corporation and shall maintain such records at the principal office of the Corporation at, or at the principal office of the Corporation's accountant. Said records shall be open for inspection and examination by each of them, or their duly authorized representative, at all reasonable times. Notwithstanding the foregoing, each of the Executive officers above named, upon funding, agree to be employed by the Corporation and the Corporation agrees to employ them under the following terms and conditions:

2

1	The employment of each such Officer shall continue so long as he is a Shareholder of the Corporation.

2	Management will devote most its working time, energy and attention solely and exclusively to the business of the Corporation

3	In the event any Executive Officer terminates his employment with the Corporation or it is determined by arbitration as hereinafter provided that such Officer has breached the terms of his employment hereunder, by committing acts constituting just cause to terminate such employment as determined by the arbitrators, or by failing to render exclusive time and attention to the business of the Corporation, or by participating, either directly or indirectly, in another business competitive with the business of the Corporation, then either of any such occurrences shall be deemed an offer to sell all of the shares that such Officer owns in the Corporation at the price, terms and conditions set forth in this Agreement.

F	Disability. The Board of Directors will develop and implement an effective and fair disability policy for all employees of the company.

G	Indemnity. If any Shareholder is held personally liable for any liability of the Corporation, then the other Shareholder shall indemnify him against fifty percent (50%) of any such personal liability.

H	Death of a Shareholder. In the event of the death of a Shareholder, the legal representative of his Estate shall be required to sell all of decedent's shares of stock of the Corporation and he shall be deemed to have offered all of said shares to the Corporation and surviving Shareholder.

1.	Acceptance. The Corporation shall be deemed to have accepted the offer to purchase as many shares as it may legally purchase. In the event the Corporation is unable to legally purchase all of such shares, the surviving Shareholders shall purchase those shares which the Corporation cannot legally purchase.

2.	Closing. Closing shall be held at the office of the attorney for the Corporation on a date and time to be mutually agreed upon but no later than ten (10) days after either the determination of the purchase price or appointment of a legal representative for the decedent's estate, whichever is later. The article of this Agreement entitled Manner of Payment, sets forth the documents and papers to be executed and/or delivered at closing.

3.	Purchase Price. The purchase price of a deceased Shareholder's stock shall be determined by the Shareholders in writing every six (6) months. If no such written determination has been agreed upon within six (6) months from date of death, then the price shall be fixed at the gross commission income received by the Corporation during the preceding full fiscal year.

4.	The Corporation may obtain life insurance policies on the lives of each of the Shareholders. In the event such life insurance policies are so obtained, then the Corporation shall collect the proceeds thereof, hold same as trustee and turn same immediately over to the legal representative of the deceased Shareholder as payment on account for decedent's share of stock. In the event said insurance proceeds exceed the amount of the purchase price as hereinabove provided, then the legal representative of the decedent shall retain the amount of said proceeds as payment in full for decedent's stock. In the event the purchase price of decedent's stock as hereinabove provided exceeds the proceeds of insurance, then the balance of the purchase price shall be paid pursuant to the article of this Agreement entitled Deferred Payment. The amount of the insurance collected by the Corporation on decedent's life shall in all events constitute the minimum purchase price to be paid by the Corporation for the shares of the decedent.

I	Lifetime Sale of Shares. No Shareholder of the Corporation shall sell, transfer, pledge, hypothecate or assign or in any way dispose of all or any part of his stock except by sale to the Corporation or the other Shareholder as hereinafter provided. All the stock certificates of the Corporation shall contain an endorsement that they are subject to the terms and provisions of this Agreement which shall state the following: "The transferability of the stock represented by this Certificate is restricted by an Agreement filed with the Corporation among the parties hereto, bearing date the ________ day of _____________, 20xx, a copy of which Agreement may be examined at the office of the Corporation."

3

1.	Offer. In the event a Shareholder desires to dispose of his stock in the Corporation, he shall offer by certified mail, return receipt requested, all of his shares to the Corporation and the other Shareholder at the purchase price set forth herein. The Corporation shall have the first option to purchase as many of the shares as it can legally purchase. If the Corporation cannot legally purchase all of the stock or fails to indicate acceptance of the offer by certified mail, return receipt requested, within twenty (20) days from the receipt of the offer, then the remaining Shareholder shall have the option to purchase all or the remaining balance of said shares. The remaining Shareholder if he desires to purchase the stock as offered, shall indicate his acceptance by certified mail, return receipt requested, to the seller and to the other Shareholder, within thirty (30) days after the receipt of the original offer. The purchase price shall be the smaller of: (a) the agreed upon value of the Corporation as agreed upon by the parties in their most recent six (6) month determination or (b) one (1) times the gross commission income of the Corporation for the fiscal year preceding the year in which the Shareholder offers to sell his stock pursuant to this paragraph. Closing shall be held no later than ten (10) days after the purchase price is determined. At closing the selling Shareholder shall deliver to the purchaser, his shares of stock duly endorsed for transfer, with the appropriate transfer tax stamps affixed thereon, together with his resignation as an Officer and Director of the Corporation and an instrument stating that he is terminating any employment agreement with the Corporation. At closing the selling Shareholder shall have the option to purchase any and all life insurance policies owned by the Corporation or the other Shareholder, on his life, at a price equal to the then cash surrender value of such policies or the sum of Ten Dollars ($10.00), whichever is greater.
2.	Failure to Purchase. In the event the Corporation is not legally able to purchase or does not purchase all or part of said shares and the remaining Shareholder fails or refuses to purchase all or the balance of such shares as hereinabove provided, and such failure or refusal continues for a period of ten (10) days after the original written notice of offer to sell, then the parties do hereby agree that the Corporation shall and will be liquidated and dissolved forthwith, that all salaries of all Shareholders, Officers and Directors shall immediately cease, and the net proceeds of liquidation shall be distributed to each shareholder pro rata to his interest in the Corporation.
3.	Default. If either the Corporation or the remaining Shareholder defaults in payment after acceptance, and said default in payment continues for a period of ten (10) days after notice in writing, sent certified mail, return receipt requested from the seller, then the Corporation shall be liquidated and dissolved forthwith, all salaries of the Shareholders, Officers and Directors shall immediately cease, the purchase price for the seller's shares shall be paid out of the first proceeds of liquidation after deducting or paying all liabilities of the Corporation, and the accepting party or parties shall remain liable for any resulting deficiency and shall be required to pay the difference between the purchase price and the amount realized by the seller after liquidation.
4.	Deferred Payment. That portion of the purchase price of the shares of a deceased Shareholder or selling Shareholder shall be paid as follows: Twenty-five percent (25%) at closing; and the balance in Thirty-Six (36) equal monthly consecutive payments. Such deferred payments shall commence one month after closing. All deferred payments shall be evidenced by a series of negotiable promissory notes bearing interest at the rate of eight percent (8%) per annum, and providing for acceleration in the event of default continuing ten (10) days after written notice of default. Starting one month after closing, the maker shall have the right to prepay all or any of said notes in the inverse order of their maturity without premium or penalty provided interest is paid to the date of payment.
5.	Escrow. Upon the receipt of the purchase price in full or in cash and notes as hereinabove provided, the legal representative of the deceased Shareholder or the selling Shareholder, as the case may be, shall deliver the certificates for such shares (and all related documents) together with an executed standard form General Release in favor of the Corporation and the remaining Shareholder, to the attorney for the Corporation, who shall hold all such certificates and General Releases in escrow to secure payment therefor, until all of the unpaid balance has been received and collected by the seller, at which time he shall deliver them to the purchaser. The shares shall be duly endorsed to the purchaser and have appropriate tax transfer stamps affixed thereto. The purchaser shall have all rights of ownership during the time the shares are held in escrow and shall be entitled to vote said shares, and shall be entitled to receive any dividends or other emoluments so long as the purchaser is not in default under the terms of this Agreement.
6.	Default. Upon default in payment of the notes, the seller shall have all rights of a secured party under the applicable provisions of the Uniform Commercial Code concerning Secured Transactions, as then in effect under the laws of the State of Nevada, which rights are incorporated herein by reference. The sole obligation of the Escrowee is to produce the escrowed shares and general releases at the public or private sale held pursuant to said Code provision. The Escrowee shall not have any liability except for fraud or gross negligence. In addition to the foregoing, if the Corporation is the purchaser and there is a default in payment of any notes and said default in payment continues for a period of ten (10) days after notice in writing thereof from the seller, then the Corporation shall be liquidated and dissolved forthwith, all salaries of all Shareholders, Officers and Directors shall immediately cease, and the purchase price for the seller's shares shall be paid out of the first proceeds of liquidation after deducting or paying all liabilities of the Corporation.

4

7.	Additional Items at Closing. The legal representative of a deceased Shareholder shall be required to deliver an appropriate tax waiver and a Certificate of Letters Testamentary or Letters of Administration to the attorney for the purchaser upon receipt of the purchase price in full or in cash and notes as hereinabove provided. All credit cards and corporate property of the selling or deceased Shareholder shall be delivered to the Corporation. The seller shall agree to indemnify the Corporation against any unknown and/or unauthorized charges on such cards or property.
8.	Loans. Any loans owed to the Corporation by the deceased or selling Shareholder shall be paid to the Corporation out of the first monies received on the sale of the shares hereunder, and any loans owed to the deceased or selling Shareholder by the Corporation shall be paid at the time of closing,
9.	Guaranty. The parties hereto further agree that in the event of a purchase or sale, the remaining Shareholder individually and/or his estate, shall remain personally liable to the seller.

J	Corporate Surplus. In the event the Corporation shall not have sufficient surplus to permit it to lawfully purchase the deceased or selling Shareholder's shares, the surviving Shareholder and the seller may promptly take such lawful measures, if any such measures are available, as may be appropriate or necessary in order to enable the Corporation to lawfully purchase and pay for seller's shares, including by way of limitation, a current appraisal of the assets of the Corporation to determine whether a reappraisal surplus is available.

K	Tax Liability. Acceptance by the seller of all or part of the purchase price of his stock pursuant to this Agreement shall constitute an agreement by the seller to indemnify the Corporation and its remaining Shareholder from and against all claims or liabilities of the Corporation which may arise after the date of closing with respect to taxes of any kind or nature found to be due to the United States or any State or Municipality for any periods prior to the date of closing. It is understood and agreed that liability of the selling Shareholder shall be limited to such proportion as is equivalent to his proportionate share or interest in the Corporation prior to closing. The seller shall be entitled to prompt notification by the Corporation of all notices of claims and shall have the right, at his sole cost and expense, to participate in any proceeding, legal or otherwise, with respect to such claim or liability. The indemnification provided for herein shall be a continuing one and shall survive closing.

L	Action in Violation of This Agreement. In the event the shares of any Shareholder are transferred or disposed of in any manner without complying with the provisions of this Agreement, or if such shares are taken in execution or sold in any voluntary or involuntary legal proceeding, execution sale, bankruptcy, insolvency or in any other manner, the Corporation and the Shareholder shall, upon actual notice thereof, in addition to their rights and remedies under this Agreement, be entitled to purchase such shares from the transferee thereof, under the same terms and conditions set forth in this Agreement as if the transferee had offered to sell such shares, but in no event shall the purchase price exceed the amount paid for the said shares by the transferee if such shares were acquired by the transferee for consideration. The Corporation may, at its option, refuse to transfer on its books and records any shares transferred in violation of this Agreement. Any Shareholder who shall petition any Court for the dissolution of the Corporation, other than pursuant to the specific right to cause the Corporation to be liquidated and dissolved as provided in this Agreement, shall be deemed to have offered his shares for sale under the same terms and conditions as set forth in this Agreement.

M	Illegality. If any provision of this Agreement shall be determined by the arbitrators or any Court having jurisdiction, to be invalid, illegal or unenforceable, the remainder of this Agreement shall not be affected thereby, but shall continue in full force and effect as though such invalid, illegal or unenforceable provision or provisions were not originally a part hereof

N	Termination. This Agreement shall remain in full force and effect for as long as there are two Shareholders of the Corporation, or until the adjudication of the Corporation as a bankrupt or until the dissolution of the Corporation.

O	Waiver. No waiver or modification of any of the provisions of this Agreement or any of the rights or remedies of the parties hereto shall be valid unless such change is in writing, signed by the party to be charged therewith. No waiver of any of the provisions of this Agreement shall be deemed a waiver of any other provision.

5

P	Arbitration. Any claim or controversy arising among or between the parties hereto pertaining to the Corporation, or any claim or controversy arising out of or respecting any matter contained in this Agreement or any differences as to the interpretation or performance of any of the provisions of this Agreement shall be settled by arbitration in the state of Nevada before three arbitrators of the American Arbitration Association under its then prevailing rules. In any arbitration involving this Agreement, the arbitrators shall not make any award which will alter, change, cancel or rescind any provision of this Agreement, and their award shall be consistent with the provisions of this Agreement. Any such arbitration must be commenced no later than one (1) year from the date such claim or controversy arose, or such claim shall be deemed to have been waived. The award of the arbitrators shall be final and binding and judgment may be entered thereon in any court of competent jurisdiction. The arbitrators shall be specifically instructed to reduce the amount of money due a selling Shareholder pursuant to the terms of this Agreement by Thirty Three Percent (33%) in the event they determine that an Officer was discharged for cause, or was not working full-time and exclusively for the Corporation with the written consent of the other Officer as described in Article E of this Agreement, as well as award reasonable attorney fees and costs to the prevailing party. Anything to the contrary herein contained notwithstanding, since the shares of the Corporation cannot be readily purchased or sold on the open market and the parties will be irreparably damaged in the event this Agreement is not specifically enforced, should any dispute concerning the sale or disposition of any of the shares of the Shareholders occur, or should any dispute arise to enforce the provisions of a restrictive covenant referred to in Article Q of this Agreement, a temporary restraining order or injunction may be obtained from a court of appropriate jurisdiction, restraining any sale or disposition of said shares, or restraining the seller from working for or being directly or indirectly involved with a competitor (or representing Principals previously solicited by the Corporation), pending the determination of such controversy, pursuant to the arbitration provision of this Agreement. In addition to the foregoing, any of the parties may apply to any court of appropriate jurisdiction for any of the provisional remedies to which such party may be entitled to under the laws of the State of Nevada, including, but not limited to, injunction, attachment or replevin, pending the determination of any claim or controversy, pursuant to the arbitration provision of this Agreement. Service of process and notice of arbitration may be made by either Certified or Registered Mail, return receipt requested, addressed to any party at the address listed in this Agreement.

Q	Restrictive Covenant. Upon the termination of this Agreement, for any reason whatsoever, neither party shall, for a period of Three (3) years after the termination of this Agreement, work for, own an interest in, operate, join, control, participate in or be connected, either directly or indirectly, as an officer, employee, agent, independent contractor, shareholder or principal of any of the Principals of the Corporation represented by the Corporation during the preceding Two (2) years of this Agreement. Notwithstanding the foregoing, neither party shall, for a period of Three (3) years after termination of this Agreement, undertake, plan or organize with other employees or sales associates of the Corporation, or former employees or sales associates of the Corporation, any business which competes, either directly or indirectly, with the business of the Corporation, and neither party will induce or influence any person who is engaged by the Corporation as an employee or sales associate to terminate his or her employment or to engage or otherwise participate in any business or activity which directly or indirectly competes with the Corporation. In the event this Restrictive Covenant is found to be breached by the arbitrators, the parties further agree that the arbitrators may award the prevailing party reasonable attorney fees, costs, and the cessation of any future payments due the seller pursuant to Article I of this Agreement.

R	Survival. This Agreement shall bind the parties hereto and their respective heirs, administrators, executors, successors and assigns.

S	Notices. Any notice required to be given under this Agreement shall be sent by certified mail, return receipt requested to the respective addresses of the parties as contained in this Agreement or in the records of the Corporation.

T	Construction of Terms. As used in this Agreement, wherever necessary or appropriate, the singular shall be deemed to include the plural and vice versa, and the masculine gender shall be deemed to include the feminine and vice versa, as the context may require.

This Agreement has been prepared without an attorney. In the event of any ambiguity concerning the intentions of the parties or the language used thereto, the arbitrators shall seek the counsel of an attorney chosen by the Board of Directors of the Corporation.

6

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands and seals the day, month and year first above written.

FOR GLOBAL CANCER TECHNOLOGY

/s/ John Clark	Date: May 17th, 2018

/s/ Milan Makale	Date: May 17, 2018
Milan Makale

/s/ Wolf Wrasidio	Date: May 17, 2018
Wold Wrasidio

7